                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                           ALAMOSA PCS HOLDINGS, INC.
                    ----------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    011593100
                    ----------------------------------------
                                 (CUSIP Number)

                                   TOM PHELPS
                        PLATEAU TELECOMMUNICATIONS, INC.
                                7111 NORTH PRINCE
                              CLOVIS, NM 88102-1947
                                 (505) 389-5100
                              (505) 389-5103 (FAX)
                    ----------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 7, 2000
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------                                         -----------------
CUSIP No. - 011593100                                         Page 2 of 8 Pages
---------------------                                         -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        Plateau Telecommunications, Incorporated
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

        OO, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New Mexico
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                   0
  NUMBER OF              -------------------------------------------------------
   SHARES                8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                         3,194,215
    EACH                 -------------------------------------------------------
 REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                           0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                   3,194,215
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,194,215
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         -----------------
CUSIP No. - 011593100                                         Page 3 of 8 Pages
---------------------                                         -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        Telecommunications Holdings East, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

        OO, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New Mexico
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                   0
  NUMBER OF              -------------------------------------------------------
   SHARES                8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                         3,194,215
    EACH                 -------------------------------------------------------
 REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                           0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                   3,194,215
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,194,215
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------                                         -----------------
CUSIP No. - 011593100                                         Page 3 of 8 Pages
---------------------                                         -----------------

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

        EMNR Telephone Cooperative, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

        OO, WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
      2(d) OR 2(e)                                                           [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

        New Mexico
--------------------------------------------------------------------------------
                         7       SOLE VOTING POWER

                                   0
  NUMBER OF              -------------------------------------------------------
   SHARES                8       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                         3,194,215
    EACH                 -------------------------------------------------------
 REPORTING               9       SOLE DISPOSITIVE POWER
   PERSON
    WITH                           0
                         -------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER

                                   3,194,215
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,194,215
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

                                                               -----------------
                                                               Page 5 of 8 Pages
                                                               -----------------

ITEM 1.  SECURITY AND ISSUER

       This Schedule 13D relates to the common stock, par value $0.01 (the "Common Stock") of Alamosa PCS Holdings, Inc., a Delaware corporation (the "Alamosa"). The principal executive offices of Alamosa are located at 4403 Brownfield Highway, Lubbock, Texas 79407.

ITEM 2.  IDENTITY AND BACKGROUND

       This statement is filed by Plateau Telecommunications, Incorporated ("Plateau"), Telecommunications Holdings East, Inc. ("THE") and ENMR Telephone Cooperative ("ENMR," and together with Plateau and THE, the "Reporting Persons"). Plateau is a wholly-owned subsidiary of THE, which is wholly-owned by ENMR. An agreement among the Reporting Persons with respect to the filing of this statement is attached hereto as Exhibit 1.

       Each of Plateau, THE and ENMR is a New Mexico corporation. The principal business activities of Plateau are to participate in deregulated telecommunications opportunities. THE is a holding company with no business activities. ENMR primarily provides telephone services as a telephone cooperative. The principal business and office address of each of the Reporting Persons is 7111 North Prince, Clovis, NM 88102-1947.

       The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of the Reporting Persons are set forth on Attachment A hereto. Such persons disclaim beneficial ownership of the shares of Common Stock held by Plateau.

       During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers, has been
(1) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

       On February 3, 2000, Plateau acquired 194,215 shares of Common Stock for $15.8525 per share, the initial public offering price less the underwriting discount, by exercising its right to purchase a portion of up to 10% of the common stock offered to the public in Alamosa's initial public offering of Common Stock (the "10% Shares"). Plateau used working capital to finance the acquisition of the 10% Shares.

                                                               -----------------
                                                               Page 6 of 8 Pages
                                                               -----------------

       On February 7, 2000, Plateau acquired an additional 3,000,000 shares of Common Stock of Alamosa as a result of a merger of Alamosa PCS Holdings, Inc., a Texas corporation ("Alamosa-Texas"), with and into its wholly-owned subsidiary, Alamosa. Plateau's shares of Alamosa-Texas' common stock were exchanged for shares of Common Stock of Alamosa at a ratio of 1:1 (the "Merger Shares").

ITEM 4.  PURPOSE OF THE TRANSACTION

       As stated in Item 3 above, the Reporting Persons acquired the Merger Shares as a result of the merger.

       The Reporting Persons acquired the 10% Shares and the Merger Shares for investment purposes. Depending on market conditions and other factors, the Reporting Persons may acquire additional shares as they deem appropriate, whether in open market purchases, privately negotiated transactions or otherwise. The Reporting Persons also reserve the right to dispose of some or all of their shares in the open market, in privately negotiated transactions to third parties or otherwise. The Reporting Persons have no plans or proposals which relate to or would result in any action specified in clauses (a) through
(j) of Item 4 of Schedule 13D.

       Mr. Tom Phelps, Executive Vice President of Plateau, THE and ENMR, currently serves on the board of directors of Alamosa. However, there is no agreement or arrangement among the Reporting Persons and Alamosa or any other person for him to continue to serve as a director of Alamosa.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

       The responses of each Reporting Person to Items 7, 8, 9, 10, 11 and 13 on the cover page of this statement and Attachment A hereto relating to beneficial ownership as well as voting and dispositive power are incorporated herein by reference. The Reporting Persons share voting and dispositive power as a result of their parent-subsidiary relationships.

       Except as set forth in Item 3 above and Attachment A hereto, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A, beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

       Plateau and Mr. Phelps have each entered into Lockup Agreements with Salomon Smith Barney Inc. on behalf of the underwriters (herein so called), the form of which is attached hereto as Exhibit 2, dated on or before February 2, 2000. The Lockup Agreements provide that these persons will not, directly or indirectly, offer, pledge, sell, or otherwise dispose of any shares of capital stock of Alamosa, including but not limited to the filing, or participation in the filing, of a registration statement with the Securities and Exchange Commission (the "SEC") in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder with respect

                                                              -----------------
                                                              Page 7 of 8 Pages
                                                              -----------------

to, any shares of capital stock or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such a transaction, without prior written consent of Salomon Smith Barney Inc. until July 31, 2000.

       Except as set forth above, no Reporting Person nor, to the best knowledge of the Reporting Persons, any person identified on Attachment A is a party to any other contract, arrangement, understanding or relationship, legal or otherwise, with respect to any securities of Alamosa.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit l         Joint Filing Agreement, dated as of February 16, 2000, entered into by and between Plateau Telecommunications, Incorporated, Telecommunications Holdings East, Inc. and ENMR Telephone
                  Cooperative, Inc.

Exhibit 2         Form of Lockup Agreement

                                                              -----------------
                                                              Page 8 of 8 Pages
                                                              -----------------

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2000


                                         PLATEAU TELECOMMUNICATIONS,
                                         INCORPORATED


                                         By: /s/ TOM PHELPS
                                             ----------------------------------
                                             Tom Phelps
                                             Executive Vice President


                                         TELECOMMUNICATIONS HOLDINGS EAST, INC.


                                         By: /s/ TOM PHELPS
                                             ----------------------------------
                                             Tom Phelps
                                             Executive Vice President


                                         ENMR TELEPHONE COOPERATIVE, INC.


                                         By: /s/ TOM PHELPS
                                             ----------------------------------
                                             Tom Phelps
                                             Executive Vice President

                                  ATTACHMENT A

                       DIRECTORS AND EXECUTIVE OFFICERS OF
              PLATEAU TELECOMMUNICATIONS, INCORPORATED ("PLATEAU"),
               TELECOMMUNICATIONS HOLDINGS EAST, INC. ("THE") AND
                    ENMR TELEPHONE COOPERATIVE, INC. ("ENMR")


--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
                            PRESENT BUSINESS     PRESENT PRINCIPAL   AMOUNT OF    DATE        PRICE PER  TYPE OF
NAME AND POSITION           ADDRESS              OCCUPATION          SECURITIES   ACQUIRED    SHARE      TRANSACTION    PLEDGED
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------

Tom Phelps*, Executive      7111 N. Prince       Executive Vice      28,000*      12/9/99     $17.00     director's     No
Vice President of Plateau   Clovis, NM           President of                                            option
and THE and Executive       88102-1947           Plateau and THE
Vice President and                               and Executive
General Manager of ENMR                          Vice President
                                                 and General
                                                 Manager of ENMR
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Dee Perschbacher,           HCR 62, Box 34       Self-Employed       1,000        2/3/00      $17.00     Directed       No
Director of Plateau, THE    Amistad, NM 88410    Rancher                                                 share
and ENMR                                                                                                 purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Frank Blackburn, Director   1515 SR 245          Self-Employed       1,000        2/3/00      $17.00     Directed       No
of Plateau, THE and ENMR    Clovis, NM           Rancher                                                 share
                            88101                                                                        purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Gilbert Ortiz, Director     Luna Vo-tech         Technical           1,100        2/3/00      $17.00     Directed
of Plateau, THE and ENMR    College              Coordinator -                                           share
                            General Delivery     Luna Vo-tech                                            purchase       No
                            Villanueva, NM       College
                            87583
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Jerry Sours, Director of    HCR 31, Box 310      Self-Employed       1,500        2/3/00      $17.00     Directed       No
Plateau, THE and ENMR       Grady, NM 88120      Rancher                                                 share
                                                                                                         purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Kenny Wilhite, Director     Sr. Rt. Box 35C      Welding Company     1,597        2/3/00      $17.00     Directed       No
of Plateau, THE and ENMR    Clovis, NM           Owner                                                   share
                            88101                                                                        purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Larry Wallin, Director of   P.O. Box 355         City Administrator  1,597        2/3/00      $17.00     Directed       No
Plateau, THE and ENMR       Logan, NM                                                                    share
                            88426                                                                        purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Michael Montoya, Director   P.O. Box 205         Service Station     1,100        2/3/00      $17.00     Directed       No
of Plateau, THE and ENMR    Roy, NM 87743        Owner                                                   share
                                                                                                         purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Mike Teeter, Director of    514 N. 8th St.       Insurance Agent     1,598        2/3/00      $17.00     Directed       No
Plateau, THE and ENMR       Ft. Sumner, NM                                                               share
                            88119                                                                        purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------

--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
                            PRESENT BUSINESS     PRESENT PRINCIPAL   AMOUNT OF    DATE        PRICE PER  TYPE OF
NAME AND POSITION           ADDRESS              OCCUPATION          SECURITIES   ACQUIRED    SHARE      TRANSACTION    PLEDGED
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------

Paul Costa, Director of     P.O. Box 58          Self-Employed       1,598        2/3/00      $17.00     Directed       No
Plateau, THE and ENMR       Solano, NM           Rancher                                                 share
                            87746                                                                        purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Powhatan Carter, Director   P.O. Box 516         Self-Employed       1,597        2/3/00      $17.00     Directed       No
of Plateau, THE and ENMR    Ft. Sumner, NM       Rancher                                                 share
                            88119                                                                        purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Shafie Hindi, Director of   P.O. Box 91          Self-Employed       1,596        2/3/00      $17.00     Directed       No
Plateau, THE and ENMR       Duran, NM 88319      Rancher                                                 share
                                                                                                         purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Shirley Carter, Director    619 South 4th St.    Bus Driver          1,000        2/3/00      $17.00     Directed       No
of Plateau, THE and ENMR    Clayton, NM                                                                  share
                            88415                                                                        purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------
Walt Eastland, Director     P.O. Box 347         Retired             200          2/3/00      $17.00     Directed       No
of Plateau, THE and ENMR    Santa Rosa, NM                                                               share
                            88435                                                                        purchase
--------------------------- -------------------- ------------------- ------------ ----------- ---------- -------------- -----------

* Mr. Phelps has the right to acquire 28,000 shares at a price of $17.00 per share pursuant to options granted under Alamosa's stock option plan. Such options are exercisable immediately and expire on December 9, 2009.

                                    EXHIBITS

Exhibit l         Joint Filing Agreement, dated as of February 16, 2000, entered into by and between Plateau Telecommunications, Incorporated, Telecommunications Holdings East, Inc. and ENMR Telephone
                  Cooperative, Inc.

Exhibit 2         Form of Lockup Agreement